UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MDXHEALTH SA

Information Contained in this Report on Form 6-K

Credit Agreement

On May 1, 2024 (the “Closing Date”), MDxHealth SA (the “Company”) entered into a Credit Agreement (the “Credit Agreement”), by and between the Company, as guarantor, MDxHealth, Inc., a wholly-owned subsidiary of the Company, as borrower (“MDxHealth”), and one or more affiliates of OrbiMed as the lenders and administrative agent (the “Lender”). The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $100 million (the “Loan Facility”), of which (i) $55 million was advanced on the Closing Date, (ii) $25 million will be made available, at MDxHealth’s discretion, on or prior to March 31, 2025, subject to certain net revenue requirements and other customary conditions, and (iii) $20 million will be made available, at MDxHealth’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions.

All obligations under the Credit Agreement will be guaranteed by the Company and all of the Company’s subsidiaries (other than MDxHealth and subject to certain exceptions) and secured by substantially all of MDxHealth’s and each guarantor’s assets. If, for any quarter until the maturity date of the Loan Facility, the Company’s net revenue does not meet certain minimum amounts, then, subject to certain cure rights specified in the Credit Agreement, MDxHealth shall be required to being to repay the outstanding principal amount of the Loan Facility in equal monthly installments, together with accrued interest on the principal repaid and a repayment premium and other fees, until the maturity date of the Loan Facility. MDxHealth shall repay amounts outstanding under the Loan Facility in full immediately upon an acceleration as a result of an event of default as set forth in the Credit Agreement, together with a repayment premium and other fees.

During the term of the Loan Facility, interest payable in cash by MDxHealth shall accrue on any outstanding amounts under the Loan Facility at a rate per annum equal to the greater of (x) the SOFR rate for such period and (y) 2.50% plus, in either case, 8.50%. During an event of default, any outstanding amount under the Loan Facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest. MDxHealth will pay certain fees with respect to the Loan Facility, including an upfront fee, an unused fee on the undrawn portion of the Loan Facility, an administration fee, a repayment premium and an exit fee, as well as certain other fees and expenses of the Lender.

The Credit Agreement contains certain customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty; failure to perform or observe covenants; material defaults on other indebtedness; bankruptcy and insolvency events; material monetary judgments; loss of certain key permits, persons and contracts; material adverse effects; certain regulatory matters; and any change of control.

Each of the Credit Agreement and a Pledge and Security Agreement entered into by MDxHealth, the Company, the other guarantors and the Lender on May 1, 2024 (the “Pledge and Security Agreement”) contains a number of customary representations, warranties and covenants that, among other things, will limit or restrict the ability of the Company and its subsidiaries to (subject to certain qualifications and exceptions): create liens and encumbrances; incur additional indebtedness; merge, dissolve, liquidate or consolidate; make acquisitions, investments, advances or loans; dispose of or transfer assets; pay dividends or make other payments in respect of their capital stock; amend certain material documents; redeem or repurchase certain debt; engage in certain transactions with affiliates; and enter into certain restrictive agreements. In addition, the Company and guarantors will be required to maintain unrestricted cash and cash equivalents in minimum amounts ranging from $5 million to $20 million during various time periods as further described in the Credit Agreement.

The Company also agreed to issue warrants (the “Warrants”) to affiliates of the Lender to subscribe for up to 1,243,060 new ordinary shares, with no par value (“Ordinary Shares”), at an exercise price of $2.41 per Ordinary Share. The issuance of the Warrants is subject to an approval by an extraordinary general shareholders’ meeting of the Company, which will be convened by the Company. The Warrants will have a term of five years from their issuance date. The Warrants’ terms and conditions will contain customary share adjustment provisions, as well as weighted average price protection in certain circumstances. The resale of the underlying Ordinary Shares will be registered on a Registration Statement on Form F-3 (the “Registration Statement”).

The foregoing description of the terms of the Credit Agreement, the Pledge and Security Agreement and Warrants are not intended to be complete and are qualified in their entirety by reference to the Credit Agreement, the Pledge and Security Agreement and the Form of Warrants, copies of which are attached hereto as Exhibit 4.1, 4.2 and 4.3, respectively, and incorporated herein by reference.

Sales Agreement

On April 30, 2024,  the Company entered into a Sales Agreement (the “Sales Agreement”) with Cowen and Company, LLC (“TD Cowen”) with respect to an equity offering program (the “Offering”) under which the Company may offer and sell the Company’s ordinary shares, no par value (“Ordinary Shares”), having an aggregate offering price of up to $50.0 million from time to time, through TD Cowen as its sales agent.

The issuance and sale, if any, of the Ordinary Shares by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-268885).

Sales of the Company’s Ordinary Shares, if any, in the Offering may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act, from time to time. TD Cowen is not required to sell any specific number or dollar amount of securities, but will act as sales agent and use commercially reasonable efforts to arrange on the Company’s behalf for the sale of all Ordinary Shares requested to be sold by the Company, consistent with TD Cowen’s normal sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Company will pay TD Cowen a commission equal to three percent (3.0%) of the gross sales price per Ordinary Shares sold through TD Cowen under the Sales Agreement and also has agreed to provide indemnification and contribution to TD Cowen with respect to certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

The Company is not obligated to make any sales of Ordinary Shares pursuant to the Sales Agreement. The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Ordinary Shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. Each of the Company and TD Cowen may terminate the Sales Agreement at any time upon four days’ prior notice.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference. A copy of the legal opinion of Baker McKenzie BV/SRL, the Company’s Belgian counsel, relating to the legality of the issuance of the Ordinary Shares in the Offering is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

Financial Statements for the Three Months Ended March 30, 2024

Filed herewith as Exhibit 99.1 are the unaudited interim condensed financial statements of the Company for the three months ended March 30, 2024.

Information Incorporated by Reference

This Report on Form 6-K, including Exhibits 1.1, 4.1, 4.2, 4.3, 5.1, 23.1 and 99.1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-268885) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description of Exhibit
1.1	Sales Agreement, dated April 30, 2024, between the Company and Cowen and Company, LLC
4.1	Credit Agreement, dated May 1, 2024, by and among the Company, as guarantor, MDxHealth, Inc., as borrower, and one or more affiliates of OrbiMed, as the lenders and administrative agent#
4.2	Pledge and Security Agreement, dated May 1, 2024, by and among MDxHealth, Inc., the guarantors party thereto and one or more affiliates of OrbiMed
4.3	Form of Warrants
5.1	Opinion of Baker McKenzie BV/SRL
23.1	Consent of Baker McKenzie BV/SRL (included in Exhibit 5.1)
99.1	Financial Results for the First Quarter and Three-Month Period Ended March 30, 2024

#	Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: May 1, 2024	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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